Form 4

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public
Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

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(Print or Type Responses)

1. Name and Address of Reporting Person* Livengood Scott A.	2. Issuer Name and Ticker or Trading Symbol Krispy Kreme Doughnuts, Inc. (KKD)	6. Relationship of Reporting Person(s) to Issuer
    (Check all applicable)
  X   Director                    ____ 10% Owner
  X   Officer (give            ____ Other (specify
                  title below)                     below)

Chairman of the Board, President
and Chief Executive Officer

(Last) (First) (Middle) 370 Knollwood Street, Suite 500	3. I.R.S. Identification Number of Reporting Person, if an entity voluntary)			4. Statement for Month/Year August 2001
(Street) Winston-Salem NC 27103				5. If Amendment, Date of Original (Month/Year)		7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person ____ Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
		Code	V	Amount	(A) or (D)	Price
Common Stock	08/23/01	J(1)	V	522,720	D		522,920	D
Common Stock							2,132	I	(2)
Common Stock							600	I	(3)
							(4)

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. * If the form is filed by more than one reporting person, see Instructions 4(b)(v).
Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.	(Over) SEC 1474 (3-99)

FORM 4 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr.3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/ Day/ Year)	4. Transaction Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned at End of Month (Instr. 4)	10. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
Employee Stock Option (right to buy)	$1.30	08/23/01	J(5)	V		1,160,000	(6)	08/07/08	Common Stock	1,160,000		1,160,000	D
Employee Stock Option (right to buy)	$1.30	08/23/01	J(5)	V	1,160,000		(6)	08/07/08	Common Stock	1,160,000		1,160,000	I	(7)
Employee Stock Option (right to buy)	$5.25	08/23/01	J(5)	V		24,000	(6)	04/05/10	Common Stock	24,000		24,000	D
Employee Stock Option (right to buy)	$5.25	08/23/01	J(5)	V	24,000		(6)	04/05/10	Common Stock	24,000		24,000	I	(7)
Employee Stock Option (right to buy)	$13.69	08/23/01	J(5)	V		20,000	(6)	05/18/10	Common Stock	20,000		20,000	D
Employee Stock Option (right to buy)	$13.69	08/23/01	J(5)	V	20,000		(6)	05/18/10	Common Stock	20,000		20,000	I	(7)
Employee Stock Option (right to buy)	$16.69	08/23/01	J(5)	V		1,400	(6)	12/20/10	Common Stock	1,400		1,400	D
Employee Stock Option (right to buy)	$16.69	08/23/01	J(5)	V	1,400		(6)	12/20/10	Common Stock	1,400		1,400	I	(7)
Employee Stock Option (right to buy)	$15.13	08/23/01	J(5)	v		120,000	(6)	04/04/11	Common Stock	120,000		120,000	D
Employee Stock Option (right to buy)	$15.13	08/23/01	J(5)	V	120,000		(6)	04/04/11	Common Stock	120,000		120,000	I	(7)
Employee Stock Option (right to buy)	$16.94	08/23/01	J(5)	V		16,000	(6)	04/06/11	Common Stock	16,000		16,000	D
Employee Stock Option (right to buy)	$16.94	08/23/01	J(5)	V	16,000		(6)	04/06/11	Common Stock	16,000		16,000	I	(7)

Explanation of Responses:

(1) Transfer of common stock to spouse pursuant to a property settlement agreement.
(2) Held in a tax-qualified trust pursuant to the Krispy Kreme Profit-Sharing Stock Ownership Plan.
(3) Held by son.
(4) The reporting person no longer has a beneficial interest in 2,000 shares of common stock held by the Adrienne A. Livengood Irrevocable Trust for the benefit of Matthew Scott Livengood, Mr. Livengood’s son, a trust of which Mr. Livengood’s spouse is the sole trustee; 2,000 shares of common stock held by the Adrienne A. Livengood Irrevocable Trust for the benefit of Gregory Alan Livengood, Mr. Livengood’s son, a trust of which Mr. Livengood’s spouse is the sole trustee; or 2,000 shares of common stock held by the Adrienne A. Livengood Irrevocable Trust for the benefit of John Erik Livengood, Mr. Livengood’s son, a trust of which Mr. Livengood’s spouse is the sole trustee.
(5) Disposition of direct beneficial interest and simultaneous acquisition of indirect beneficial interest in option pursuant to a property settlement agreement. Pursuant to such property settlement agreement, until thirty days prior to expiration of the option, the reporting person’s spouse may direct the reporting person to exercise the option and to deliver the shares of common stock acquired thereby to spouse or alternatively, to sell such shares and deliver the proceeds thereof to spouse. The reporting person has the right to exercise the option during the period that is within thirty days of expiration of the option and retain ownership of the shares of common stock acquired thereby.
(6) The option vests in three equal annual installments beginning on August 6, 2001.
(7) Pursuant to a property settlement agreement, the reporting person’s spouse may direct the reporting person to exercise the option as described in footnote 5.

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).	/s/ Scott A. Livengood Scott A. Livengood **Signature of Reporting Person	August 28, 2001 Date
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